August 25, 2017

VIA EDGAR CORRESPONDENCE

Ken Ellington

Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re:	Wasatch Funds Trust (the “Registrant”)

SEC File Nos. 033-10451; 811-04920

Comments Pursuant to Review of the Registrant’s Form N-CSR filing for Fiscal Year Ended September 30, 2016 (the “Filing”)

Dear Mr. Ellington:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filing, which was submitted via EDGAR to the Securities and Exchange Commission on December 6, 2016. The Staff’s comments were conveyed to the Registrant by telephone on July 28, 2017 and August 4, 2017.

Below are the Staff’s comments on the Filing and the Registrant’s responses thereto.

1.           Comment: The Wasatch Heritage Growth Fund ceased operations on April 30, 2015. Funds are required to mark as inactive for EDGAR purposes any series and/or classes that are no longer offered. Please change the status of the Fund’s series and class identifiers to inactive.

Response: The Registrant has changed the status of the Wasatch Heritage Growth Fund’s series and class identifiers to inactive.

2.          Comment: In the Schedule of Investments for each Fund, if applicable, please disclose the dividend rate paid by each Preferred Stock investment.

Response: The Registrant has typically disclosed the dividend coupon rate paid by each Preferred Stock investment that has a stated coupon. Several of the preferred securities held in the Wasatch Funds are private company preferred stocks which do not pay dividends. They are noted as non-income producing. We have not shown the preferential dividend rate for some foreign preferred stocks. We will include the preferential dividend rate for preferred securities, if applicable, going forward.

3.          Comment: In the Schedule of Investments for each Fund, if applicable, please disclose the expiration dates of any Rights Offerings.

Response: Going forward, the Registrant will disclose the expiration dates of any Rights Offerings, as applicable, if they are available at the date of filing. However, some of the rights owned have no specified expiration date.

4.          Comment: Notes to Financial Statements Nos. 3 and 10 include a discussion of certain unfunded loan commitments and purchase commitments. In the Statements of Assets and Liabilities for each Fund, if applicable, please include a line item for any commitments and/or contingent liabilities as provided for under Rule 6-04 No. 15 of Regulation S-X.

Response: Going forward, if applicable, the Registrant will disclose a line item for outstanding commitments or contingent liabilities in the Statement of Assets and Liabilities with a reference to the footnote disclosure.

5.          Comment: Please confirm whether there are any open payables to officers and directors of the Registrant as provided for under Rule 6-04 No. 12 of Regulation S-X.

Response: It has been confirmed that the funds had open payables to directors. The Advisor pays the salaries and expenses of the officers. (The amount of payables to directors was very small, less than 0.00015% of average net assets, in each fund.) The Registrant will disclose these amounts on a separate line of the Statement of Assets and Liabilities going forward.

6.          Comment: In the Financial Highlights for the Wasatch Strategic Income Fund, please include a line item disclosing the Return of Capital resulting from dividends from net investment income, as provided for under Item 13(a) of Form N-1A.

Response: The Dividends from Net Investment Income was footnoted and subsequently disclosed the per share amount of the Return of Capital distribution. Registrant will add a separate column with the Return of Capital caption in the Financial Highlights going forward.

7.          Comment: Please confirm that the Return of Capital paid by the Wasatch Strategic Income Fund was done in conformity with Rule 19a-1 of the Investment Company Act of 1940, as amended.

Response: The Registrant confirms that the return of capital amounts cannot be determined until the fiscal year end process. The estimates used to determine the dividends paid for the Strategic Income Fund in March 2016, June 2016 and September 2016 indicated that the Fund’s distributions would be comprised solely of net investment income. After the tax calculations were completed and reviewed in November 2016, a portion of the dividends for the Fund were identified as return of capital. Rule 19a-1(e) states that “[i]f any…estimate is subsequently ascertained to be inaccurate…a correction thereof shall be made by a written statement pursuant to section 19(a) of the Act or in the first report to stockholders following discovery of the inaccuracy.” (Emphasis added.) Accordingly, pursuant to Rule 19a-1(e), the reclassification was disclosed in the Trust’s next annual report that was sent to shareholders.

8.          Comment: Under Notes to Financial Statements No. 2 there is disclosure that dividends received may include return of capital or capital gain distributions. The Wasatch Strategic Income Fund had invested 12.7% of its net assets in Real Estate Investment Trusts (“REITS”) as of September 30, 2016. Please confirm how REIT distributions are estimated between capital gain distributions and return of capital.

Response: The Registrant confirms for financial purposes the estimate on all REIT rates are based on prior year average rates made public by the REITs. To obtain these rates we utilize a service through Wall Street Concepts which gathers and disseminates the information. Prior to filing the tax returns the REIT rates are trued up for actual rates. The differences between the actual verses the trued up rates are captured in the next fiscal year’s financial process.

9.          Comment: As of the period ended September 30, 2016, the Wasatch Emerging Markets Select Fund invested approximately 30.7% of its net assets in India. Please consider adding disclosure to the Fund’s Principal Strategies that investing in India is part of the Fund’s principal strategy. In addition, consider adding India Region Risk to the Fund’s Principal Risks.

Response: The Registrant will add India Region Risk to the Principal Risks Note to Financial Statements.

India Region Risk. The securities markets in the India region (India, Bangladesh, Pakistan and Sri Lanka) are substantially smaller, less liquid and more volatile than the major securities markets in the United States and the securities industries in these countries are comparatively underdeveloped. Financial intermediaries may not perform as well as their counterparts in the United States or in other countries with more developed securities markets. In some cases, physical delivery of securities in small lots has been required in India and shortages of vault capacity and trained personnel has existed among qualified custodial Indian banks. A Fund may be unable to sell securities when the registration process is incomplete and may experience delays in receipt of dividends. If trading volume is limited by operational difficulties, the ability of the Fund to invest may be impaired and the Fund’s ability to buy or sell Indian securities may be impaired if the Fund’s ability to transact is denied, delayed, suspended or not renewed by local regulators. In recent years, exchange-listed companies in the information-technology sector and related industries (such as software) have grown so as to represent a significant portion of the total capitalization of the Indian market. The value of these companies will generally fluctuate in response to technological and regulatory developments. In addition, governmental actions can have a significant effect on economic conditions in the India region, which could adversely affect the value and liquidity of investments. Although the governments of India, Bangladesh, Pakistan, and Sri Lanka have recently begun to institute economic reform policies, there can be no assurance that they will continue to pursue such policies or, if they do, that such policies will succeed. Religious, cultural and military disputes persist in India, and between India and Pakistan (as well as sectarian groups within each country). The longstanding border dispute with Pakistan remains unresolved. In recent years, terrorists believed to be based in Pakistan struck Mumbai (India’s financial capital), further damaging relations between the two countries. If the Indian government is unable to control the violence and disruption associated with these tensions (including both domestic and external sources of terrorism), the result may be military conflict, which could destabilize the economy of India. Both India and Pakistan have tested nuclear arms, and the threat of deployment of such weapons could hinder development of the Indian economy, and escalating tensions could impact the broader region, including China.

We trust the foregoing is responsive to your comment. Please contact me at (617) 662-1504 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian F. Link
Brian F. Link, Esq.
Vice President

cc:	R. Biles

C. Firestone

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